Contact

www.linkedin.com/in/amy-boyer-56a68a43 (LinkedIn)

Top Skills

Brand Management
Competitive Analysis
Consumer Products

Amy Boyer

Co-founder & CEO
Hampton Roads, Virginia Metropolitan Area

Summary

Experienced Leader with track record of outstanding success across multiple roles in both start up and large brand environments, crossing digital and retail channels. Strength in developing and executing strategic plans, collaborating across functions, and creative problem solving. Drives exceptional results through servant leadership, focus on flawless execution, and remembering to have fun.

- Broad customer and channel experience across direct to consumer, club, traditional grocery, channels, small format
- Can operate effectively in both a start up and large scale environment
- Deep category and trade marketing expertise across Nat/Org, Snacking/Bars, Cereal, Yogurt, Center Store and Frozen categories
- Extensive experience with explosive growth brands, such as Health Warrior, Leesa and Annie's in addition to large and established brands
- Excel in managing, inspiring and developing high performing teams
- Competes in Triathlons, enjoys tennis, golf, and cooking

My mission is to make an Impact...impact on the people, the business, and the community!

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Experience

…stirring up something new
Co-Founder & CEO
February 2026 - Present (3 months)

ALOHA
Chief Commercial Officer
February 2020 - February 2026 (6 years 1 month)
Virginia Beach, VA

Leesa Sleep
Chief Customer Officer
July 2019 - February 2020 (8 months)
Virginia Beach, VA

Responsible for managing customer and channel expansion in both online and traditional retail environments

Health Warrior, Inc.
Vice President, Sales
September 2017 - July 2019 (1 year 11 months)
Richmond, Virginia

Delivered outstanding revenue growth and margin expansion, ultimately helping lead company to successful acquisition by PepsiCo. Responsible for sales across Club, Natural, Mass, Conventional, Foodservice and E-comm channels. Launched 3 new product lines in 2 new categories in 12 months.

General Mills
Senior Customer Manager - Ahold Delhaize
February 2015 - September 2017 (2 years 8 months)

Responsible for delivering profitable sales, volume, and market share objectives for $380MM business with $80MM trade budget across Cereal, Snacking, Dairy, Frozen and Meals categories within 3 temperature states

MeadWestvaco (MWV)
3 years 1 month

Global Director - Sales Development
June 2014 - February 2015 (9 months)
Richmond, VA

Created vision and strategy for commercial team development. Scope included all commercial personnel for $5.4B global packaging company participating in Food, Beverage, Home, Beauty, and Healthcare end markets.

Global Director - Strategic Beverage
February 2012 - June 2014 (2 years 5 months)
Richmond, VA

Successfully negotiated incremental $95MM business across Dr. Pepper Snapple and PepsiCo globally. Managed P&L and built innovation pipeline across developed and emerging markets.

General Mills

Senior Customer Manager
July 2002 - January 2012 (9 years 7 months)
Charlotte, Minneapolis, and Atlanta

Numerous broad experiences across functions and channels with increasing responsibility and scope.

Region Trade Development Manager: Collaborated with field teams on merchandising strategy, distribution and trade optimization; focused on Ahold, Wakefern, Meijer, Wegmans, Northeast Wholesalers

Product Sales Manager: Served as functional liaison for Progresso and Old El Paso brand leadership teams, working across Marketing, Finance, and Supply Chain. Led development of national trade strategy across all channels.

Education

University of Virginia
Bachelor of Commerce (B.Com.), Marketing and Management · (1998 - 2002)